UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZST Digital Networks, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Easywell Limited
OMC Chambers, Wickhams Cay 1, Road Town
Road Town, Tortola, Britsh Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSON 1

1	NAMES OF REPORTING PERSONS: Easywell Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		892,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		892,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	892,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.11% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)   Based on 17,455,000 shares of Common Stock outstanding as of January 14, 2009.

PERSON 2

1	NAMES OF REPORTING PERSONS: Cheung Hung Hi

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Hong Kong China

	7	SOLE VOTING POWER:

NUMBER OF		892,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		892,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	892,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.11% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)   Based on 17,455,000 shares of Common Stock outstanding as of January 14, 2009.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of ZST Digital Networks, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Building 28, Huzhu Road Zhongyuan District, Zhengzhou, People’s Republic of China.

Item 2. Identity and Background

(a)	The name of the reporting person is Easywell Limited and Cheung Hung Hi, the sole director and shareholder of Easywell Limited (each the “Reporting Person” and together the “Reporting Persons”).

(b)	The business address of Easywell Limited is OMC Chambers, Wickhams Cay 1, Road Town Road Town, Tortola, Britsh Virgin Islands. The business address of Cheung Hung Hi is Room 801 Stanhope House 738, King’s Road.

(c)	The Reporting Persons make investments in securities

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Easywell Limited is an entity incorporated in the British Virgin Islands. Mr. Cheung Hung Hi is a resident of Hong Kong, China.

Item 3. Source and Amount of Funds or Other Consideration

On December 11, 2008, the Company entered into a share exchange agreement, as amended on January 9, 2009 (the “Exchange Agreement”), with World Orient Universal Limited (“World Orient”) and all of the shareholders of World Orient.  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 1,985,000 shares of its Common Stock to the shareholders of World Orient and/or their designees in exchange for all of the issued and outstanding shares of World Orient (the “Share Exchange”).  The Share Exchange closed on January 9, 2009.   As a shareholder of World Orient, the Reporting Persons received 892,500 shares of Common Stock upon the closing of the Share Exchange.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009 and Amendment No. 1 to the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15,  2009.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(b)           The powers that the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 21, 2009

EASYWELL LIMITED

	By:	/s/ Cheung Hung Hi
By: Cheung Hung Hi
Its: Director

CHEUNG HUNG HI

By:	/s/ Cheung Hung Hi
Cheung Hung Hi

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in this Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock with a par value $0.0001 per share, of ZST Digital Networks, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 9th day of January 2009.

Easywell Limited

By: /s/ Cheung Hung Hi__________________
      Cheung Hung Hi,
 Its: Director

Cheung Hung Hi

By: __/s/ Cheung Hung Hi_________________
       Cheung Hung Hi, an individual